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CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 1, 2019

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Katherine Bagley

Tony Watson

Donna Di Silvio

Re:	Phreesia, Inc.

Registration Statement on Form S-1

Filed June 21, 2019

Amendment No. 1 to Registration Statement on Form S-1

Filed June 27, 2019

File No. 333-232264

Ladies and Gentlemen:

This letter is submitted on behalf of Phreesia, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on June 21, 2019 (“Form S-1”) and Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed on June 27, 2019 (“S-1 Amendment No. 1”), as set forth in the Staff’s letter dated June 28, 2019 addressed to the Company (the “Comment Letter”).

United States Securities and Exchange Commission

July 1, 2019

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Amendment No. 1 to Form S-1 filed June 27, 2019

Financial Statements

General, page F-1

1.

We reviewed your response to prior comment 24 in our letter dated May 17, 2019. Please explain to us why there was no change in the probability weighting of your IPO scenario, sale scenario and remain-private scenario from the April 30, 2019 valuation date to the June 14, 2019 date. Also, please tell us the weighting of the income and market approaches used to determine the enterprise value in the November 30, 2018, April 30, 2019 and June 14, 2019 valuation reports and explain to us any significant changes in the weighting between the valuation dates.

Probability Weighting of IPO Scenario

The Company respectfully submits that there was no change in the probability weighting of our IPO scenario, sale scenario and remain-private scenario from the April 30, 2019 valuation date to the June 14, 2019 valuation date because during that period, no event occurred that would materially increase the probability weighting of any of these scenarios. On April 17, 2019, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission, which it amended on each of May 28, 2019 and June 17, 2019. The next milestones that would materially impact the likelihood of an IPO scenario would be (i) the public filing of a Registration Statement on Form S-1 with the Commission, (ii) market coverage on the Company following such a public filing, or (iii) the start of a roadshow. Because none of these events have occurred or had occurred as of the June 14, 2019 valuation date, there was no change in the probability weighting of any of these scenarios from April 30, 2019 to June 14, 2019.

Weighting of Income and Market Approaches

The Company respectfully submits that the market approach was used to determine the equity value of the Company in the November 30, 2018, April 30, 2019 and June 14, 2019 valuation

CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.

United States Securities and Exchange Commission

July 1, 2019

reports as of an IPO date and a Sale date. An Enterprise Value to revenue multiple was used in both IPO and sale scenarios. The income approach was used to determine the equity value of the Company in the remain-private scenario for each of these valuation dates. Key assumptions used by the Company in these three valuations were as follows:

	IPO Scenario	Sale Scenario	Remain Private Scenario
Valuation Date	Market Approach (Enterprise Value / Forward Revenue Multiples)	Market Approach (Enterprise Value / Forward Revenue Multiples)	Income Approach (DCF)
November 30, 2018	[***]%	[***]%	[***]%
April 30, 2019	[***]%	[***]%	[***]%
June 14, 2019	[***]%	[***]%	[***]%

The Company respectfully submits that, as noted in the table above, the likelihood of an IPO scenario increased from [***]% to [***]% between the November 30, 2018 valuation and the April 30, 2019 valuation. On April 17, 2019, during the interim period between these valuation dates, the IPO weighted probability increased because the Company (i) held an organizational meeting with the underwriters, management and legal teams and (ii) confidentially submitted its first draft registration statement to the Commission on April 17, 2019, thereby materially increasing the probability of an IPO as of April 30, 2019.

* * * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 813–8853.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:	Chaim Indig, Phreesia, Inc.
Thomas Altier, Phreesia, Inc.
Charles Kallenbach, Phreesia, Inc.
John J. Egan, Esq., Goodwin Procter LLP
Andrew R. Pusar, Esq., Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.